One Bush Street Suite 1600 San Francisco, CA 94104-4446 +1 415 262 4500 Main +1 415 262 4555 Fax www.dechert.com Mark Perlow mark.perlow@dechert.com +1 415 262 4530 Direct +1 415 262 4555 Fax

October 15, 2020

VIA EDGAR CORRESPONDENCE

Filing Desk

Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Attn: Valerie Lithotomos, Esq.

Re:	SharesPost 100 Fund (the “Fund”)

1933 Act File No. 333-184361

1940 Act File No. 811-22759

Dear Ms. Lithotomos:

This letter responds to the comments on the preliminary proxy statement filed by the Fund on EDGAR on October 6, 2020 (the “Proxy Statement”) that were provided to my colleague Jonathan Gaines of Dechert LLP by telephone on October 8, 2020 by the staff of the Securities and Exchange Commission. Set forth below are the staff’s comments and the Fund’s responses. We note that any capitalized terms not defined herein have the same definition provided in the Proxy Statement.

1.	Comment: Please supplementally confirm that the New Expense Limitation Agreement has a longer term than the Current Expense Limitation Agreement and revise the Proxy Statement to disclose this.

Response: The Fund confirms that the New Expense Limitation Agreement has a longer term than the current agreement and has revised the Proxy Statement to further highlight this.

2.	Comment: The Proxy Statement indicates that shareholders may vote virtually at the meeting. Please consider adding disclosure earlier in the Proxy Statement, such as in the Notice of Special Meeting of Shareholders, indicating that shareholders may vote virtually at the meeting.

Response: The Fund acknowledges the staff’s comment and has revised the relevant disclosure as requested.

3.	Comment: Please supplementally discuss if SPIM will continue to exist following the closing of the Transition Agreement. Please also supplementally confirm that the closing of the Transition Agreement will not effectively result in an assignment, but rather a new advisory agreement, and therefore the Fund is not mandated to comply with Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: SPIM currently intends to wind down its affairs and dissolve following the closing of the Transition Agreement. A new, separate and distinct advisory agreement with Liberty will be entered into by the Fund following shareholder approval thereof.

Section 15(f) was added to the 1940 Act in 1975 as a non-exclusive safe harbor (rather than a mandate) to make it clear that an investment adviser can engage in a profitable transaction relating to a mutual fund under conditions designed to protect fund shareholders. Senate Report 94-75. To protect the Fund’s shareholders during the contemplated transition, the parties to the Transition Agreement have agreed to use their respective reasonable best efforts to comply with the following: (1) during the three-year period after the date of shareholder approval of the New Advisory Agreement, at least 75% of the members of the Fund’s board of trustees (or successor thereto by reorganization or otherwise) will not be “interested persons” (as defined in the 1940 Act) of Liberty or its predecessor; and (2) an “unfair burden,” as that term is described in the 1940 Act, will not be imposed on the Fund as a result of the transition or any express or implied terms, conditions, or understandings relating to such transition during the two-year period after the date of shareholder approval of the New Advisory Agreement.

4.	Comment: Please supplementally confirm that Liberty, and not the Fund, will pay consideration to SP Holdings Group in connection with the proposed appointment of Liberty as investment adviser to the Fund.

Response: The Fund confirms that Liberty and not the Fund will pay consideration to SP Holdings Group for transitional services provided in connection with the proposed appointment of Liberty as investment adviser to the Fund.

5.	Comment: Please supplementally confirm that both the New Expense Limitation Agreement and the Current Expense Limitation Agreement have recoupment provisions.

Response: The Fund confirms that both the New Expense Limitation Agreement and the Current Expense Limitation Agreement have recoupment provisions.

6.	Comment: Please supplementally confirm if Liberty can recoup amounts owed to SPIM under the Current Expense Limitation Agreement.

Response: The Fund confirms that Liberty cannot recoup amounts owed to SPIM under the Current Expense Limitation Agreement.

7.	Comment: The Proxy Statement discloses that Liberty received verbal assurance from the SEC staff that it would not object to Liberty’s temporary reliance on the Fund’s current multi-class exemptive order. Please supplementally discuss whether there is any relevant no-action letters or SEC staff guidance that might permit Liberty’s reliance on the order and/or disclose which members of the SEC staff Liberty received verbal assurance from.

Response: Liberty received oral assurance from Ms. Jill Ehrlich and Mr. Daniele Marchesani of the SEC staff (the “Staff”) on Friday, October 2, 2020 that the Staff would not object to its temporary reliance on the Fund’s multi-class exemptive order pursuant to the Staff’s no-action position in Innovator Capital Management, LLC (Oct. 6, 2017.

8.	Comment: Please supplementally discuss any conflicts that may arise in connection with the Fund’s use of a broker-dealer affiliated with Liberty, HRC Fund Associates, LLC (“HRC”).

Response: HRC’s business is the marketing and distribution of fund shares, and it does not serve as a general securities broker. Accordingly, it is proposed that HRC will serve as a wholesaler of the Fund’s shares, and it is not expected that it will effect portfolio security transactions for the Fund. As such, we expect that any conflicts of interest with respect to HRC’s relationship with the Fund will be substantially similarly to those faced by any other affiliated fund distributor, a relationship that is expressly contemplated and permitted under the 1940 Act.

I believe that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (415) 262-4530 if you have any questions concerning the foregoing.

Sincerely,

/s/ Mark D. Perlow

Mark D. Perlow

cc:	Kevin Moss

Cyndi Rodriguez